

June 30, 2020

Wenxiu Zhong
Chief Executive Officer
Baosheng Media Group Holdings Ltd
Room 901, Block B
Jinqiu International Building, No. 6 Zhichun Road
Haidian District, Beijing, China

> **Re: Baosheng Media Group Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 19, 2020**
> **CIK No. 0001811216**

Dear Ms. Zhong:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted June 19, 2020

Risk Factors
Risks Related to Our Business and Industry
"Limitations on the availability of data and our ability to analyze such data . . .", page 20

1. We note your response to comment 5 that "there is no known current or impending data privacy regulation that has had or will have an impact on our business." However, we note that the Cybersecurity Law of the People's Republic of China, which went into effect on June 1, 2017, appears to have a significant data privacy component. Please tell us whether this law has had or will have an impact on your business. If so, please amend your disclosure to describe this impact.

Wenxiu Zhong
Baosheng Media Group Holdings Ltd
June 30, 2020
Page 2

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li